EXHIBIT 16.1

Green & Company, CPAs A PCAOB Registered Accounting Firm

October 28, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6561

Ladies and Gentlemen:

We have read Item 4.02 of Form 8-K dated October 13, 2016 (the “Form 8-K”) of Viking Investments Group, Inc. (the “Company”) and disagree with several of the statements and assertions. Specifically, we have the following comments on the Form 8-K:

1.	We agree with the statements made in paragraph 1 regarding the contents of our resignation letter dated September 2, 2016 (the “Resignation Letter”).

2.	We agree with the statements made in paragraph 2, except we did not retain “litigation counsel” as stated in the Form 8-K. Instead, counsel for Viking communicated with our outside general corporate counsel, who had been retained previously for other general purposes.

3.	We agree with the statements made in paragraph 3.

4.	We agree with the statements made in paragraph 4. The “disagreements” with the Company arose after the end of the 2015 fiscal year.

5.	We have no basis to agree or disagree with the statements made in paragraph 5.

6.	We agree with the statements made in paragraph 6 regarding the contents of the Resignation Letter.

7.	We have no basis to agree or disagree with the statements made in paragraph 7, except we disagree with the following statements for the reasons stated below:

a.	“Contrary to the Former Accountant’s statements regarding the Agreement and the issuance of shares to the consultant thereunder, the Former Accountant knew that no shares had ever been issued to the consultant until the first quarter of 2016, and the Former Accountant had been provided transfer agent reports confirming this fact.”

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On May 28, 2016 Viking provided us with an Advisory Agreement, dated June 4, 2015, between the Company and Jeffrey Morfit (the “June 4th Agreement”), pursuant to which the Company would pay cash and non-cash compensation to Mr. Morfit in consideration for him providing consulting advisory services relating to the Company’s strategic financings and acquisitions. The June 4th Agreement provided for 250,000 shares of restricted common stock to be paid upon the execution of the agreement, 250,000 shares of restricted common stock to be paid on July 5, 2015, 63,636 shares of restricted common stock to be paid on the fifth day of 9 consecutive months beginning on August 5, 2015, and 63,640 shares of restricted common stock to be paid on May 5, 2016.

We informed the Company that the stock issuances noted in the June 4th Agreement were not adequately reflected in the 2015 financial statements and that ASC 505-50-25 requires the common stock issued as compensation under the June 4th Agreement to be recognized in the fiscal year ended December 31, 2015.

We were then provided with another agreement, dated October 24, 2015, between the Company and Jeffrey Morfit (the “October 24th Agreement” and together with the June 4th Agreement, the “Morfit Agreements”), which provided for the stock issuances as described in the Resignation Letter. We then informed Viking that ASC 505-50-25 requires the stock compensation set forth in the October 24th Agreement to be recognized in the fiscal year ended December 31, 2015, which would require a restatement of the related financial statements.

We informed multiple members of the Company’s management that even though no stock had been issued to Mr. Morfit before December 31, 2015, an obligation to issue the stock to Mr. Morfit had accrued prior to December 31, 2015, and the value of the shares of common stock the Company was obligated to issue Mr. Morfit could be considered material.

b.	“That letter confirmed that pursuant to both parties’ understanding, the Agreement was orally invalidated and rescinded and shares were not due to the consultant until the first quarter of 2016.”

The letter, which was dated June 1, 2016 (“June 1 Letter”), was presented to us by the Company as a Microsoft Word document, with no signature from Mr. Morfit or the Company. The June 1 Letter contended that any prior agreements regarding stock compensation to Mr. Morfit in exchange for consulting advisory services “were in fact invalidated verbally . . .” However, because the October 24th Agreement expressly provided that it could be amended only in a writing signed by Mr. Morfit and the Company, we questioned the accuracy and effectiveness of the June 1 Letter. After informing the Company of this, the Company then provided us with an executed rescission letter on and dated June 3, 2016 (the “June 3rd Letter”). We informed the Company representatives that (i) per ASC 405-20-40, the purported rescission in 2016 pursuant to the June 3rd Letter would not be retroactively applied to the 2015 financial statements, and (ii) a purported verbal agreement in 2015 to rescind the Morfit Agreements was not sufficient evidence given the existence of the Morfit Agreements.

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c.	“Furthermore, contrary to the Former Accountant’s fallacious assertion that to its “knowledge the Agreement was never formally amended in writing,” the Company specifically provided documentary support to Travis Green, managing partner of the Former Accountant, on June 3, 2016, separate from the June 1, 2016 letter, confirming that the Agreement (1) was not even executed by the parties until February 5, 2016, and therefore was not even arguably valid until the first quarter of 2016, and (2) had not just been amended, but had been expressly rescinded in writing pursuant to a formal Rescission Agreement with the consultant to eliminate any confusion, a copy of which fully executed Rescission Agreement was provided to Mr. Green on June 3, 2016. The Former Accountant knew that the Agreement was not even executed until February of 2016, and was not just amended, but orally rescinded and then formally rescinded in writing.”

The fully executed October 24th Agreement states that it is made and entered into as of October 24, 2016. We informed the management of the Company that the Morfit Agreements created an obligation of the Company in 2015 to issue shares of its common stock to Mr. Morfit, regardless of when the Morfit Agreements were executed. We also explained to the Company that: (i) per ASC 405-20-40, the purported rescission in 2016 would not be retroactively applied to the 2015 financial statements, and (ii) a purported verbal agreement to rescind the Morfit Agreements was not sufficient evidence given the existence of the Morfit Agreements.

8.	We disagree with the following statements made in paragraph 8 for the reasons stated below:

a.	“Further, contrary to the Former Accountant’s incorrect statement that ‘the Company informed Green & Company that the Company would remedy the accounting,’ the Company never agreed to any such thing, and in fact, Mr. Green specifically informed James Doris, the Company’s Chief Executive Officer, in a phone call on the morning of June 16, 2016, that the Company was not required to restate its 2015 Financial Statements because of the consulting share issuance issue, but that the Former Accountant did need to review an amended Form 10-Q for the three-month period ended March 31, 2016, with additional oil and gas disclosures.”

After many discussions internally with our staff, as well as with the Company, we preliminarily determined that the Company’s arrangements with Mr. Morfit were not properly memorialized, but were not so technically deficient as to require a restatement of the Company’s 2015 financial statements. In other words, at that time, while we believed that the documentation of the arrangements with Mr. Morfit was lacking and the timing was suspicious, we had enough faith in management to accept their explanations and not require a restatement of the 2015 financial statements.

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In late August, however, when we learned new information regarding the default of nearly all of the Company’s loans, we lost any remaining faith in management’s representations, and therefore began to question the accounting and documentation surrounding the arrangement with Mr. Morfit. Specifically, we lost faith in management’s representations because (i) the Company filed the Form 10-Q for the quarter ending June 30, 2016 without our knowledge or consent, (ii) the interim financial statements contained in the Form 10-Q failed to disclose the default of nearly all of the Company’s loans, (iii) Mr. Doris’s admission in emails and telephone calls that he did not want current and potential loan holders to know of the loan defaults, and (iv) the Company had not delivered records and work papers until August 16, 2016, which was only three business days before the extended June 30, 2016 Form 10-Q deadline (which was on August 22, 2016), placing an unreasonable time constraint on our ability to complete the required review in accordance with AU 722, which was a concern that we expressed to the Company.

b.	“On August 22, 2016, Mr. Green personally consented to and approved the Company’s amended Form 10-Q for the three-month period ended March 31, 2016, and its filing, again approving the Company’s accounting for the consulting share issuance.”

We did consent to the filing of the amended Form 10-Q for the three-month period ended March 31, 2016 on August 22, 2016, but we had no knowledge that the Company intended to file the Form 10-Q for the six-month period ended June 30, 2016. As mentioned in other responses, the consent to file the amended Form 10-Q for the three-month period ended March 31, 2016 on August 22, 2016 was before we had lost faith in management’s representations.

9.	We agree with the statements made in paragraph 9 regarding the contents of the Resignation Letter.

10.	We have no basis to agree or disagree with the statements made in paragraph 10, except we disagree with the following statements for the reasons stated below:

a.	“While the Company did file its original Form 10-Q for the three-month period ended March 31, 2016, on May 27, 2016 (the “March 10-Q”), without the Former Accountant having completed its review, the Former Accountant certainly had knowledge that the Company would be filing the March 10-Q without the Former Accountant having completed its review. Tom Simeo, the Company’s Executive Chairman, had a call with Mr. Green on May 26, 2016, and in that call, Mr. Simeo expressed frustration with Mr. Green that his personnel had not been properly mobilized to work on the Company’s file. Mr. Simeo conveyed that the Company would be filing the March 10-Q by the deadline without the Former Accountant’s completed review and with an explanatory note disclosing that fact, and Mr. Green assured Mr. Simeo that he would make firm staff available to work on the Company’s file over the weekend so that the Company could file an amended March 10-Q early the following week.”

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Mr. Simeo did not tell Mr. Green about the Company’s filing of the March 10-Q in a telephone call. Mr. Simeo indicated he wished for the Company to be able to file the March 10-Q on or before May 27, 2015. Mr. Green instructed Mr. Simeo that we could not consent to that timeframe, because we had not been provided any interim financial information or financial statements for the three-month interim period ended March 31, 2016.

Regarding the filing, neither Mr. Green nor any of our employees had any knowledge that the March 10-Q was going to be filed. The Company filed the March 10-Q a day before we were given material to begin our review on May 28th, 2016. On that day, Mr. Green instructed the staff to work to complete the review of the March 10-Q. The next day (May 29th), the staff notified Mr. Green of the March 10-Q filing. Mr. Green searched EDGAR for the filing and found that the Company had already filed the March 10-Q. After discovering the filing, Mr. Green immediately told the staff to stop working until further notice. Our staff then notified the Company of the reason Mr. Green instructed them to stop working. Mr. Green later contacted the Company and informed it that our staff would not be working over the Memorial Day holiday weekend given the fact that the Company had delayed providing us with any financial information for review until after the March 10-Q had been filed.

11.	We disagree with the following statements made in paragraph 11 for the reasons stated below:

a.	“As the Former Accountant concedes, the Former Accountant received a draft of the Form 10-Q for the six-month period ended June 30, 2016 (the “June 10-Q”) and all supportive accounting work papers on August 16, 2016, and on August 18, 2016, Mr. Doris again spoke to Mr. Green, and in that phone call Mr. Green indicated to Mr. Doris that he had no problem with the Company filing the June 10-Q without the Former Accountant having completed its review thereof since the Company advised Mr. Green of the Company’s intentions in that regard and because Mr. Green had received a copy of what was going to be filed.”

On August 18th, 2016, Mr. Doris did contact Mr. Green via telephone. Mr. Green informed Mr. Doris that we had not been provided the requested interim financial information for the six-month period ended June 30, 2016 in a timely enough manner for us to complete our review of the related financial statements by the filing deadline because the interim financial information was not provided to us until August 16, 2016. Mr. Green also asked Mr. Doris to provide us with a proof of the EDGAR filing of the exact Form 10-Q that was going to be filed by the Company so that we could make an effort to review the Form 10-Q document for possible material errors (such as those in the May 27, 2016 filing of the Form 10-Q for the three-month period ended March 31, 2016). Although Mr. Doris agreed, this proof was never provided to us.

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Neither Mr. Green nor any of our employees had any knowledge of the filing of the Form 10-Q until a telephone call between the Company accountant and our staff on August 23, 2016, which was approximately a week after we received the materials related to our review from the Company. The accountant explained that the Company filed its June 10-Q the day before the telephone call on August 22, 2016. Our staff consulted with Mr. Green to see if he had any knowledge of the filing. Mr. Green had no knowledge of the filing and instructed our staff to stop working.

12.	We agree with the statements made in paragraph 12 regarding the contents of the Resignation Letter.

13.	We have no basis to agree or disagree with the statements made in paragraph 13, except we disagree with the following statements for the reasons stated below:

a.	“Second, the Former Accountant represented to the Company’s accounting consultant, early during the week ending September 2, 2016, that it would have no problem completing its review of the June 10-Q, and the Company would be able to file an amended compliant June 10-Q by September 2, 2016.”

We informed the Company’s representative that we estimated completing our interim review of the financial statements for the six-month period ended June 30, 2016 by September 2, 2016. This statement was made before we discovered during our interim review that the Company had failed to disclose the default of nearly all of its loans outstanding as of June 30, 2016 in the footnotes of the financial statements, the Management’s Discussion and Analysis (MD&A) section, and Part II, Item 3 and failed to disclose the related effects of the loan defaults elsewhere in the Form 10-Q. We viewed this to be materially misleading to the current and future users of the financial statements and could possibly be considered an illegal act under Section 10A of the Securities and Exchange Act of 1934, as amended. On August 31, 2016, when we considered all of our experiences with the Company’s management, including but not limited to, filing multiple financial statements without our completed review, management’s contradicting details of the stock compensation agreement with Mr. Morfit, failing to disclose material loan defaults while pursuing financing from new sources that would be relying upon those financial statements, ever-increasing unreasonable time constraints on completing our interim reviews, and other experiences with the Company’s management and representatives, we determined we should resign and disengage from the Company.

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14.	We agree with the statements made in paragraph 14, although the Company provided us the Form 8-K at approximately 5:15 p.m. eastern time on October 13, 2016, and the Company filed the Form 8-K approximately 15 minutes later at 5:30 p.m. eastern time. As a result, we did not have sufficient time to review and comment on the Form 8-K prior to its filing.

We have no basis to agree or disagree with other statements of the Company contained in the Form 8-K. We hereby consent to the filing of this letter as an exhibit to the Form 8-K.

Respectfully,

/s/ Green & Company, CPAs

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